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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                  [X] ANNUAL REPORT PURSUANT TO SECTION 15 (D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    FOR THE FISCAL YEAR ENDED MARCH 31, 2001

                                       OR

                [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


          TXU DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES
             (Formerly, Deferred Compensation Plan for Directors of
                    Subsidiaries of Texas Utilities Company)

                           Commission File No. 1-12833


                                    TXU CORP.

               Energy Plaza, 1601 Bryan, Dallas, Texas 75201-3411

           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


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


                                TABLE OF CONTENTS

FINANCIAL INFORMATION                                                      PAGE
                                                                           ----

The following financial statements are furnished for the Plan:

  Statements of Net Assets Available for Benefits at March 31, 2001
    and March 31, 2000......................................................  3

  Statements of Changes in Net Assets Available for Benefits for the
    Years Ended March 31, 2001 and March 31, 2000...........................  4

  Notes to Financial Statements.............................................  5

  Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes or the information is not applicable to this Plan.

INDEPENDENT AUDITORS' REPORT................................................  7

SIGNATURE...................................................................  8

EXHIBIT

  The following exhibit is filed herewith:

  Exhibit 23.1- Independent Auditors' Consent


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          TXU DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                   MARCH 31,
                                                             -------------------
                                                               2001       2000
                                                               ----       ----
               ASSETS AND PLAN EQUITY

Investment in Securities of Participating Employers -
  Common stock of TXU, at fair value as determined by
  quoted market prices (Historical cost: 2001 - $365,619;
  2000 - $228,903 (Note 3)...............................    $410,987   $165,635

Dividends receivable.....................................       5,968      3,347

Cash and cash equivalents................................         394        234
                                                             --------   --------
  Net  Assets Available for Benefits.....................    $417,349   $169,216
                                                             ========   ========




                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

          TXU DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                           FOR THE YEARS ENDED
                                                                MARCH 31,
                                                         ----------------------
                                                           2001          2000
                                                           ----          ----

Additions (deductions):
  Net investment Income:
    Dividends on common stock of TXU...................   $23,346      $ 12,808
    Interest...........................................       151           160
                                                         --------      --------
      Net investment income............................    23,497        12,968
                                                         --------      --------

  Appreciation (depreciation) of investments (Note 3)..   108,636       (67,206)
                                                         --------      --------

  Contributions and deposits (Note 4):
    Participating directors' compensation deferrals....   116,000       118,000
                                                         --------      --------

      Total contributions and deposits.................   116,000       118,000
                                                         --------      --------

        Total additions................................   248,133        63,762
                                                         --------      --------

Net Assets Available for Benefits, Beginning of Year...   169,216       105,454
                                                         --------      --------

Net Assets Available for Benefits, End of Year.........  $417,349      $169,216
                                                         ========      ========




                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.


                                       4
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          TXU DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS

1.   Plan Description -- In connection with the corporate name change to TXU
     ----------------
     Corp., the name of the Deferred Compensation Plan for Directors of Subsidiaries of Texas Utilities Company was changed to the TXU Deferred Compensation Plan for Directors of Subsidiaries. The TXU Deferred Compensation Plan for Directors of Subsidiaries (Plan) was approved and authorized by the Board of Directors of TXU, sponsor Corp. (TXU, Sponsor or Company), on February 9, 1998, effective April 1, 1998. Members of the boards of directors and/or advisory boards of directors of participating subsidiaries of the Company who are not current or former officers or employees of the Company or any of its subsidiaries (Outside Directors) are eligible to participate in the Plan. The Plan allows Outside Directors of the Company to defer a percentage of their compensation, which is defined as the annual retainer, exclusive of any attendance fee or other compensation. The maturity period, elected by the participants, is not fewer than 3 years and not more than 10 years. In the event a participant's service is terminated because of death or disability, all amounts in the participant's account shall mature upon such termination. If the participant terminates service prior to the end of a Plan Year, the deferred amount and the dividend equivalent credits will be recomputed as of the termination date. In the event a participant's termination results for reasons other than death or disability, all amounts credited to an account, except as provided in the event of a participant's termination prior to the end of a Plan Year, shall mature at the end of the applicable maturity period.

     The number of participants at March 31, 2001 was 21 and at March 31, 2000 was 19.

2.   Summary of Significant Accounting Policies:
     ------------------------------------------

     Basis of Accounting -- The financial statements of the Plan are prepared
     -------------------
     under the accrual method of accounting.

     Use of Estimates -- The preparation of financial statements in conformity
     ----------------
     with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     Expenses -- All costs and expenses of the Plan and its administration
     --------
     except expenses incurred in the acquisition or disposition of investments are paid by the Company.

     Reversions -- In the event a participant's services are terminated prior to
     ----------
     the end of the plan year, the unearned deferred amount and dividend equivalent credits will revert back to the Company.

     New Accounting Pronouncements -- In June 1998, the Financial Accounting
     -----------------------------
     Standards Board issued Statement of Financial Accounting Standards Number 133 (SFAS 133) "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established Accounting and reporting standards for derivative instruments, including certain derivative instruments, embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that the Plan recognize all derivatives as either assets or liabilities in the statement of net assets and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137 (SFAS No. 137) Accounting for Derivative and Hedging Activities - Deferral of the Effective Date of FASB Statement No.
     133. SFAS No. 137 deferred the effective date of SFAS No. 133 for one year. The Plan had no derivative financial instruments at March 31, 2001, and does not currently engage in hedging activities. The Plan adopted SFAS No. 133 on April 1, 2001, as required. Adoption of SFAS No. 133 did not affect the Plan's statements of net assets or changes in net assets.


                                       5
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          TXU DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS

3.   Plan Investments -- The cost, market value and appreciation (depreciation)
     ----------------
     of investments at March 31 and for the years then ended are as follows:

                                 Number of   Historical   Market   Appreciation
       Common stock of TXU Corp    Shares       Cost       Value  (Depreciation)
       ------------------------    ------       ----       -----  --------------

                 2001             9,946(a)    $365,619   $410,987     $108,636
                 2000             5,579(b)    $228,903   $165,635     $(67,206)

     ----------------------
     (a)Represents 0.0039% of the outstanding shares of common stock of TXU (258,138,897 at March 31, 2001).
     (b)Represents 0.0021% of the outstanding shares of common stock of TXU (263,726,119 at March 31, 2000).

     The investment in the Company's common stock is stated at market value based upon the last reported sale price on recognized exchanges on the last business day of the Plan Year. The cost basis of plan investments is determined on an average cost basis.

4.   Plan Contributions -- Contributions by participating Outside Directors for
     ------------------
     the years ended March 31, 2001 and March 31, 2000 were $116,000 and $118,000, respectively.

5.   Distributions Payable -- During the year ended March 31, 1999, two
     ---------------------
     participants retired from service as Outside Directors. The value of the participants' individual accounts were 154.72 and 103.15 performance units at March 31, 1999 and the dividend equivalent credits earned thereon will be determined at the end of their respective maturity period and distributed to the participants.

6.   Federal Income Taxes -- The Plan does not, and is not intended to, meet the
     --------------------
     requirements of a tax-qualified plan under Section 401(a) of the Internal Revenue Code (Code). Therefore, the trust which the Company has established under the Plan in order to provide Plan benefits is not exempt from federal income taxes under Section 501 (a) of the Code.

     Based on the Code and the regulations thereunder as currently in effect:

     (a) A participant's elective deferrals under the Plan, and any dividends, interest or other income thereon will not be subject to federal income tax until the year such amounts are paid or otherwise made available to the participant.

     (b) Elective deferrals under the Plan are not deductible by the participant on his or her federal income tax return, since elective deferrals are not includable in the participant's income.

     (c) Amounts distributed under the Plan will be taxable as ordinary income to the participant in the year of such distribution.

7.   Amendment or Termination -- The Company's Board of Directors may amend,
     ------------------------
     terminate, or suspend the Plan at any time. An amendment or modification of the Plan may affect active participants as well as future participants, but no amendment or modification of the Plan for any reason may diminish any participant's account as of the effective date thereof. Upon termination of the Plan, the deferred amount and dividend equivalent credits will be recomputed as of the date of termination.


                                       6
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INDEPENDENT AUDITORS' REPORT

Organization and Compensation Committee,
  TXU Deferred Compensation Plan
  for Directors of Subsidiaries:

We have audited the accompanying statements of financial condition of the TXU Deferred Compensation Plan for Directors of Subsidiaries (The "Plan" - Formerly the Deferred Compensation Plan for Directors of Subsidiaries of Texas Utilities Company) as of March 31, 2001 and 2000, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at March 31, 2001 and 2000, and the related plan income and changes in plan equity for the years then ended, in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP

Dallas, Texas
June 1, 2001


                                       7
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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Organization and Compensation Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                    TXU DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES


                                        By   /s/ Peter B. Tinkham
                                          -------------------------
                                            Plan Administrator
                                         Organization and Compensation
                                                  Committee


June 29, 2001


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